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Exhibit 21

Subsidiaries of Registrant

Sento Technical Services Corporation (a Utah corporation) is the only significant subsidiary of Sento Corporation as of March 31, 2003. Sento Technical Services Corporation conducts business under its legal name or under the name of Sento Corporation.

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  Exhibit 21
Subsidiaries of Registrant